UNITED STATES
SECURITIES AND EXCHANGE COMMI
Washington, D.C. 20549


10035412

OVAL
3235-0123
...ary 28, 2010
...average burden
hours per response...... 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

C m

SEC FILE NUMBER
8- 65199

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Dividend Capital Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

518 17th Street, 12th Floor
(No. and Street)

Denver	Colorado	80202
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Charles Murray — 303-228-2200
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG
(Name – *if individual, state last, first, middle name*)

707 17th Street, Suite 2700	Denver	Colorado	80202
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/15/2010

OATH OR AFFIRMATION

I, Charles Murray, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Dividend Capital Securities LLC, as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



DAWN R ROGERS
NOTARY
PUBLIC
STATE OF COLORADO

Signature

Designated Principal

Title

Notary Public EXPIRES: 1-17-2012

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



DIVIDEND CAPITAL SECURITIES LLC

(A Wholly Owned Subsidiary of Dividend Capital Securities Group LLLP)

Financial Statements and Supplementary Information

December 31, 2009

(With Report of Independent Registered Public Accounting Firm Thereon)

DIVIDEND CAPITAL SECURITIES LLC
(A Wholly Owned Subsidiary of Dividend Capital Securities Group LLLP)

Table of Contents

	Page
Report of Independent Registered Public Accounting Firm	1
Statement of Financial Condition – December 31, 2009	2
Statement of Income and Member's Equity – Year ended December 31, 2009	3
Statement of Cash Flows – Year ended December 31, 2009	4
Notes to Financial Statements	5
Schedule I – Computation of Net Capital under Rule 15c3-1 – December 31, 2009	10
Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5	11



KPMG LLP
Suite 2700
707 Seventeenth Street
Denver, CO 80202

Report of Independent Registered Public Accounting Firm

The Member
Dividend Capital Securities LLC:

We have audited the accompanying statement of financial condition of Dividend Capital Securities LLC (a wholly owned subsidiary of Dividend Capital Securities Group LLLP) (the Company) as of December 31, 2009, and the related statement of income and member's equity, and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Dividend Capital Securities LLC as of December 31, 2009, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I, Computation of Net Capital under Rule 15c3-1, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

February 25, 2010

DIVIDEND CAPITAL SECURITIES LLC
(A Wholly Owned Subsidiary of Dividend Capital Securities Group LLLP)

Statement of Financial Condition

December 31, 2009

Assets

Cash and cash equivalents	$	1,535,249
Investments at fair value		105,465
Accounts receivable – related parties		137,350
Property and equipment, net of accumulated depreciation of $69,000		72,479
Other assets		401,182
Total assets	$	2,251,725

Liabilities and Member's Equity

Liabilities:		
Accounts payable ($154,641 due to related parties)	$	496,387
Accrued commissions and bonuses – related parties		197,777
Total liabilities		694,164
Member's equity		1,557,561
Commitments and contingencies		
Total liabilities and member's equity	$	2,251,725

See accompanying notes to financial statements.

DIVIDEND CAPITAL SECURITIES LLC

(A Wholly Owned Subsidiary of Dividend Capital Securities Group LLLP)

Statement of Income and Member's Equity

Year ended December 31, 2009

Revenue:		
Dealer manager fees – related parties	$	6,120,161
Marketing fees – related parties		5,256,486
Commissions, net		—
Interest and other income		5,533
Loss on trading securities		(24,087)
Total revenue		11,358,093
Expenses:		
Commissions – related parties		2,869,644
Payroll and payroll related		1,945,917
Office and overhead		1,346,903
Marketing and travel		3,636,365
General and administrative		798,520
Total expenses		10,597,349
Net income		760,744
Member's equity, beginning of year		1,706,817
Capital distributions		(910,000)
Member's equity, end of year	$	1,557,561

See accompanying notes to financial statements.

DIVIDEND CAPITAL SECURITIES LLC

(A Wholly Owned Subsidiary of Dividend Capital Securities Group LLLP)

Statement of Cash Flows

Year ended December 31, 2009

Cash flows from operating activities:		
Net income	$	760,744
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		22,973
Loss on trading securities		24,087
Changes in operating assets and liabilities:		
Decrease in accounts receivable – related parties		1,232,183
Increase in other assets		(15,258)
Increase in accrued interest on investments at fair value		(5,465)
Decrease in accounts payable		(76,058)
Decrease in accrued commissions and accrued commissions and bonuses – related parties		(952,985)
Net cash provided by operating activities		990,221
Cash flows from financing activity:		
Capital distributions to member		(910,000)
Net increase in cash and cash equivalents		80,221
Cash and cash equivalents, beginning of year		1,455,028
Cash and cash equivalents, end of year	$	1,535,249

See accompanying notes to financial statements.

(1) Organization

Dividend Capital Securities LLC (the Company) is a wholly owned subsidiary of Dividend Capital Securities Group LLLP (DCSG). The Company was formed as a limited liability company on December 20, 2001, under the laws of the State of Colorado. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). During 2009, the Company conducted business primarily as a broker-dealer to offer shares of Dividend Capital Total Realty Trust Inc. (TRT), a related party. The Company also offered units of limited partnership interest (Dividend Capital Exchange Units or DCX Units), which were intended to be the substantial economic equivalent of a like number of TRT shares. During 2010, the Company will offer shares of Industrial Income Trust Inc. (IIT), a related party. IIT is a newly organized company, and its public filing for a $2 billion maximum common stock offering with the SEC became effective on December 18, 2009.

(2) Summary of Significant Accounting Policies

(a) Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting.

(b) Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(c) Cash and Cash Equivalents

Cash and highly liquid short-term investments with original maturities of three months or less are considered to be cash and cash equivalents.

The Company's cash and cash equivalents are financial instruments that are exposed to concentrations of credit risk. The Company invests its cash with high quality federally insured institutions. Cash balances with any one institution may exceed federally insured limits or may be invested in nonfederally insured money market accounts from time to time. The Company has not realized any losses in such cash investments or accounts and believes it is not exposed to any significant credit risk.

(d) Investments at Fair Value

Investments at fair value represent certificates of deposit held by the Company at the balance sheet date. The scheduled maturity of outstanding certificates of deposits is twelve months from the date of purchase.

(Continued)

(e) Property and Equipment

Property and equipment are recorded at cost, less accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets. The estimated useful life of all property and equipment is five years.

(f) Income Taxes

The Company is treated as a single-member limited liability company and, as such, is disregarded as a separate entity for federal and, to the extent possible, applicable state income tax purposes. Accordingly, the tax effects of the Company flow through to DCSG, the sole member. Accordingly, no provision for federal or state income taxes is made in the accompanying financial statements. The sole member of the Company is a limited liability limited partnership, which is also a nontaxable entity and flows through its pro rata share of its taxable income to the tax returns of the individual partners. Significant differences may exist between the Company's net income for financial reporting purposes and its taxable income.

Effective January 1, 2009, the Company adopted the authoritative guidance under GAAP related to the accounting for uncertainty in income taxes. The Company has concluded that there was no impact related to uncertain tax positions upon adoption or on the results of operations of the Company for the year ended December 31, 2009. The United States of America is the major tax jurisdiction for the company and the earliest tax year subject to examination is 2005.

(g) Warrants

The Company had a Dealer Management Agreement (the DCT Dealer Agreement) with DCT Industrial Trust Inc. (DCT) to sell shares of the common stock of DCT (the DCT Shares), which includes shares pursuant to DCT's Distribution Reinvestment Plan (DRIP). Under the terms of the DCT Dealer Agreement, the Company received warrants to purchase shares of DCT common stock. The warrants were exercisable for five years beginning one year after the effective date of the applicable offering, at a price of $12 per share; the total cost of the warrants was approximately $2,200.

The expiration of the warrants resulted in a loss on trading securities of approximately $24,000. As of December 31, 2009, the Company no longer held any warrants.

(h) Revenue Recognition

The Company earned a dealer manager fee for managing the offering of TRT's common shares and DCX Units. Revenue was also earned from commissions where the Company was the broker-dealer of record for security transactions upon consummation of the sale of the securities or DCX Units. Revenue from commissions is reported net of commissions expense as the Company acted as an agent in the transaction. Dealer manager fees are earned upon the consummation of the sale of securities or DCX Units. Marketing fees and reimbursements are recognized as income when the fees are earned and become due and payable.

(3) Commissions and Fees

The Company had a Dealer Manager Agreement with TRT to sell shares of the common stock of TRT (the TRT Shares) under TRT's first and second public offerings, which included shares pursuant to TRT's distribution reinvestment plan. TRT's first public offering terminated on January 21, 2008, and the second public offering terminated on September 30, 2009. As consideration for its services during 2009, the Company received commissions of up to six percent (6.0%) of the gross offering proceeds, plus a dealer manager fee of up to two and a half percent (2.5%) of gross offering proceeds.

Prior to and during 2009, the Company signed a number of Selected Dealer Agreements (the Selected Agreements) with various broker-dealers to sell the TRT Shares to the public. Under the Selected Agreements, the Company paid the broker-dealers a commission of up to six percent (6.0%) of gross proceeds. Commissions are paid to the broker-dealers within 30 days of the Company receiving its commissions from TRT. The Company recognized gross commission revenue of $10,468,389 and gross commission expense of $10,468,389 during the year ended December 31, 2009. These amounts are recorded net of each other in accordance with GAAP and are presented as commissions, net in the accompanying statement of income and member's equity.

The Company had a Dealer Manager Agreement with Dividend Capital Total Realty Operating Partnership LP (DCTROP), for which TRT is the general partner, to sell DCX Units. As consideration for its services, the Company received up to five percent (5.0%) and up to one and a half percent (1.5%) of the Replacement Property Equity Amount (as defined in the Dealer Manager Agreement) for commissions and the dealer manager fee, respectively. All or substantially all of the commissions were paid to participating broker-dealers. The Company recognized gross commission revenue of $609,210 and gross commission expense of $609,210 during the year ended December 31, 2009. These amounts are presented as commissions, net, consistent with TRT commissions, as discussed above.

The Company has a Dealer Manager Agreement with IIT. Subject to the provisions for a reduction of the sales commission described in IIT's prospectus, IIT will pay the Company a sales commission of up to seven percent (7.0%) of the gross proceeds raised by IIT from the sale of shares in its primary offering, all of which may be reallowed to participating broker-dealers who are members of FINRA. IIT will also pay the Company a Dealer Manager fee of two and a half percent (2.5%) of the gross offering proceeds raised by IIT from the sale of shares during the primary offering for managing and coordinating the offering, working with participating broker dealers and providing sales and marketing assistance, part of which may be reallowed to participating broker dealers.

(4) Fair Value Measurements and Disclosures

The Company estimated the fair value of its assets and liabilities that are reported or disclosed at fair value on a recurring basis using market information and valuation methodologies appropriate for such purposes. Certificates of deposit are the Company's only assets or liabilities that are measured and reported at fair value on a recurring basis.

Assets and liabilities that are measured and reported at fair value are classified according to the fair value hierarchy in one of the following categories:

Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2 – Observable inputs, other than quoted prices included within Level 1, for the asset or liability, either directly or indirectly.

Level 3 – Significant unobservable inputs for the asset or liability or those that are corroborated by little or no observable market data.

In some cases, the inputs used to measure fair value might fall in different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy within which the asset or liability falls is determined based on the lowest level input that is significant to the asset or liability in its entirety. Assessing the significance of a particular input to the asset or liability in its entirety requires judgment, and considers factors specific to the asset or liability.

Certificates of deposit are recorded at cost, which approximates fair value as interest rates on the certificates of deposit are consistent with rates available to the Company for similar instruments. As such, certificates of deposit fall within Level 1 of the fair value hierarchy.

The following table summarizes the Company's fair value measurements as of December 31, 2009:

	Certificates of deposit
Quoted prices in active markets for identical assets (Level 1)	$ 105,465
Significant other observable inputs (Level 2)	—
Significant unobservable inputs (Level 3)	—
Fair value measurements	$ 105,465

(5) Net Capital Requirements

The Company is subject to the SEC uniform net capital rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 or 6⅔% of aggregate indebtedness, whichever is greater, not to exceed aggregate indebtedness to net capital ratio of 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting aggregate indebtedness to net capital ratio would exceed 10 to 1. At December 31, 2009, the Company had regulatory net capital of $946,341, which was $900,064 in excess of its minimum net capital requirement of $46,277. At December 31, 2009, the aggregate indebtedness to net capital ratio was approximately 0.73 to 1.00.

(Continued)

(6) Related-Party Transactions

The Company has agreements with related parties, which require the Company to pay allocated expenses from the related party, including: payroll-related expenses, office supplies, rent, insurance, taxes, and other ordinary administrative expenses. The overhead expenses are allocated to the relevant entities, including the Company, according to the headcount associated with each entity. The Company incurred $1,137,402 of these related-party expenses for the year ended December 31, 2009, which are included in office and overhead expense in the accompanying statement of income and member's equity. Additionally, all revenue earned by the Company is from related parties and a portion of the commissions paid by the Company is to related parties (note 3).

(7) Rule 15c3-3

The Company is exempt from Rule 15c3-3 under Subsection k(2)(i). Under this exemption, Computation for Determination of Reserve Requirements and Information Relating to the Possession or Control Requirements are not required.

(8) Subsequent Events

The Company has evaluated subsequent events through February 25, 2010, the date the financial statements were available to be issued. This evaluation determined that there are no subsequent events that necessitated disclosure and/or adjustments.

Schedule I

DIVIDEND CAPITAL SECURITIES LLC

(A Wholly Owned Subsidiary of Dividend Capital Securities Group LLLP)

Computation of Net Capital under Rule 15c3-1

December 31, 2009

Net capital:		
Member's equity	$	1,557,561
Less nonallowable assets:		
Property and equipment, net		72,479
Accounts receivable – related parties		137,350
Other assets		401,182
Interest forfeiture for early withdrawal of certificate of deposit		209
Net capital		946,341
Minimum required net capital (greater of 6⅔% of aggregate indebtedness or $5,000)		46,277
Capital in excess of minimum requirements	$	900,064

The computation of net capital in conjunction with Form X-17A-5 as of December 31, 2009, as filed on January 27, 2010, differs from the computation under Rule 15c3-1, as calculated above, as follows:

		Per Form X-17A-5	Adjustments	Per computation above
Member's equity	$	1,380,404	177,157	1,557,561
Property and equipment, net		(72,479)	—	(72,479)
Accounts receivable		(99,672)	(37,678)	(137,350)
Other assets		(341,723)	(59,459)	(401,182)
Interest forfeiture for early withdrawal of certificate of deposit		(391)	182	(209)
		866,139	80,202	946,341
Minimum required net capital		51,612	(5,335)	46,277
Capital in excess of minimum requirements	$	814,527	85,537	900,064

See accompanying report of independent registered public accounting firm.



KPMG LLP
Suite 2700
707 Seventeenth Street
Denver, CO 80202

Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5

The Member
Dividend Capital Securities LLC:

In planning and performing our audit of the financial statements and supplemental schedule of Dividend Capital Securities LLC (a wholly owned subsidiary of Dividend Capital Securities Group LLLP) (the Company), as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 25, 2010



KPMG LLP
Suite 2700
707 Seventeenth Street
Denver, CO 80202

Report of Independent Registered Public Accounting Firm

The Member of Dividend Capital Securities LLC
518 Seventeenth Street, Suite 1200
Denver, Colorado:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Transitional Assessment Reconciliation (Form SIPC-7T)) to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2009 to December 31, 2009, which were agreed to by Dividend Capital Securities LLC (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties and in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records noting no differences;

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2009 less revenues reported on the FOCUS reports for the period from January 1, 2009 to March 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the period from April 1, 2009 to December 31, 2009 noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 25, 2010